UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended June 30, 1998





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

   Name of      Energy or gas                                  Percentage of
  reporting        related         Date of       State of          voting
   company         company      organization   organization   securities held   Nature of business

Entergy Power   Energy related  May 17, 1995     Delaware          a 100%       Energy marketing
Marketing       business                                      owned subsidiary  and brokering.  See
Corp. (EPMC)                                                     of Entergy     below for
                                                                Corporation     description of the
                                                                                activities during
                                                                                the reporting
                                                                                period.

Entergy         Energy related  November   3,    Delaware          a 100%       The providing of
Business        business        1997                          owned subsidiary  miscellaneous
Solutions,                                                       of Entergy     energy related
Inc. (EBSI) *                                                   Corporation     services.
(f/k/a Entergy
Holdings,
Inc.)

EPMC Activities

      During the quarterly period ended June 30, 1998, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EBSI Activities

      EBSI is still in the formative stage of its business, and has generated immaterial revenues from energy management services as of the end of the quarterly period ended June 30, 1998.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

Company   Type of   Principal                         Person to    Collateral   Consideration
issuing   security  amount of  Issue or   Cost of   whom security  given with   received for
security   issued   security   renewal    capital    was issued     security    each security
  None      N/A        N/A       N/A        N/A          N/A           N/A           N/A

Company contributing capital  Company receiving capital  Amount of capital contribution

    Entergy Corporation                 EBSI                       $4,500,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

 Reporting   Associate
  company     company    Types of  Direct   Indirect            Total
 rendering   receiving   services  costs     costs   Cost of    amount
 services     services   rendered charged   charged  capital    billed

   None         None       N/A      -0-       -0-      N/A       -0-


   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies

  Associate    Reporting
   company      company      Types of                     Indirect
  rendering    receiving     services     Direct costs     costs      Cost of   Total amount
  services      services     rendered        charged      charged     capital      billed
   Entergy        EPMC     Professional    $  3,645,949    $  -0-       N/A     $3,645,949*
Enterprises,               services and
  Inc.(EEI)                back office
                           support.

     EEI          EBSI     Same as         $    525,030    $  -0-       N/A     $  525,030*
                           above.

* Includes Entergy Services, Inc. costs of $252,582 and $458,611 for services rendered indirectly through EEI to EPMC and EBSI, respectively.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of June 30, 1998               $16,899,846,000     Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)    2,534,976,900     Line 2
  Greater of $50 million or line 2                                      2,534,976,900     Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                                  202,500,000
   Energy related technical and similar services (EBSI)                     5,050,000
                                                                       --------------
      Total current aggregate investment*                                 207,550,000     Line 4
                                                                       --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the registered
holding company system (line 3 less line 4)                            $2,327,426,900     Line 5
                                                                       ==============

* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS


                                                                     Reason for
Major line of energy-  Other investment in  Other investment in    difference in
  related business     last U-9C-3 report   this U-9C-3 report    other investment
Energy marketing and       $2,500,000*          $2,500,000*             N/A
brokering (EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

     Certificate of filing of Form U-9C-3 for the 1st Quarter of 1998 with interested state commissions and municipal regulator.




                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:       /s/ C. John Wilder
                                          C. John Wilder
                                   Executive Vice President and
                                      Chief Financial Officer


Dated:  August 28, 1998

                 EXHIBIT - CERTIFICATE OF FILING

     A conformed copy of Entergy Corporation's Form U-9C-3 for the quarter ended March 31, 1998, excluding the information contained in Item 6, part A which was filed confidentially under Rule 104(b), was filed with the following:

Mary W. Cochran, Esq.                   Norma K. Scogin, Esq.
Arkansas Public Service Commission      Texas Attorney General's Office
1000 Center Street                      300 West 15th Street/10th Floor
Little Rock, AR  72201                  Austin, TX  78701

Lawrence C. St. Blanc, Secretary        Sherry A. Quirk, Esq.
Louisiana Public Service Commission     Verner, Liipfert, Bernhard,
Post Office Box 91154                   McPherson and Hand
Baton Rouge, LA 70821-9154              901 15th Street, NW / Suite 700
                                        Washington, DC  20005-2301

William Bruce McKinley, Esq.            Frank Spencer, Esq.
Mississippi Public Service Commission   Assistant Attorney General
Walter Sillers State Office Building    Mississippi Attorney
550 High Street / 19th Floor            General's Office
Jackson, MS  39215                      Post Office Box 22947
                                        Jackson, MS  39225

George W. Fleming, Esq.                 Mr. James Galloway, Filing Clerk
Mississippi Public Utilities Staff      Central Records - PUCT
Post Office Box 1174                    1701 N. Congress
Jackson, MS  39215                      Austin, TX  78711

Ms. Jacquelyn M. Frick, Director        Hon. Emma J. Williams, Clerk of Council
City Council Utilities Regulatory Office City of New Orleans
Room 6E07, City Hall                     Room 1E04, City Hall
1300 Perdido Street                      1300 Perdido Street
New Orleans, LA 70112                    New Orleans, LA 70112




                                 Entergy Corporation



                                 By:  /s/ C. John Wilder
                                          C. John Wilder
                                   Executive Vice President and
                                      Chief Financial Officer


Dated:  August 28, 1998